ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

May 22, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 45 to the Trust’s Registration Statement on Form N-1A, filed on March 8, 2012

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) via telephone on April 24, 2012, relating to Post-Effective Amendment No. 45 to the Trust’s Registration Statement on Form N-1A filed on March 8, 2012 regarding the Braver Tactical Opportunity Fund (formerly the Braver Tactical Equity Opportunity Fund), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Securities and Exchange Commission

Page

Summary Section – Investment Objective

Comment #1

Because the Fund’s name contains the word “Equity,” the Fund is required to invest at least 80% of its assets in equities. Please confirm that the Fund will be investing at least 80% of its assets in equities at all times.

Response #1

The Fund has changed its name to “Braver Tactical Opportunity Fund” in response to this comment.

Comment #2

As a Fund of Funds, is the Fund relying on Section 12(d)(1)(G) or an exemptive order and if an exemptive order, please identify the exemptive order on which the Fund relies.

Response #2

The Fund is relying on the exemption provided by Section 12(d)(1)(F).

Comment #3

The Fund’s investment objective is to seek “capital appreciation with low volatility and low correlation to the broad domestic equity markets.”  Could the Fund invest in funds with high volatility?

Response #3

The investment objective description has been revised as follows in response to your comment:

“The investment objective of the Braver Tactical Opportunity Fund (the “Fund”) is to seek long term capital appreciation with an emphasis on capital preservation and risk control.”

Comment #4

Please explain why the Total Annual Fund Operating Expenses After Fee Waiver is 1.50% for all three share classes.

Fees and Expenses of the Fund

Response #4

The Total Annual Fund Operating Expenses After Fee Waiver shown in PEA #45 were incorrect.  The expense caps for Class A shares, Class N shares and Class I shares are 1.50%, 1.50% and 1.25%, respectively.  Total Annual Fund Operating Expenses have been adjusted to reflect the expense caps, which do not take into account Acquired Fund Fees and Expenses.  Please see the revised Fee and Expenses table below:

Shareholder Fees (fees paid directly from your investment)	Class A	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%	0.85%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.25%	0.00%
Other Expenses(1)	0.62%	0.62%	0.62%
Acquired Fund Fees and Expenses(2)	0.20%	0.20%	0.20%
Total Annual Fund Operating Expenses	1.92%	1.92%	1.92%
Fee Waiver/Expense Reimbursement	(0.22)%	(0.22)%	(0.22)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(3)	1.70%	1.70%	1.45%

 (1) These expenses are based on estimated amounts for the Fund’s current fiscal year.

 (2) This number represents the combined total fees and operating expenses of the Underlying Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund assets.  Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

 (3) Pursuant to an operating expense limitation agreement between Braver Wealth Management, LLC (the “Advisor”) and the Fund, the Advisor has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding interest and tax expenses, dividends on short positions and Acquired Fund Fees and Expenses) for the Fund do not exceed 1.50%, 1.50%, and 1.25% of the Fund’s average net assets, for Class A, Class N and Class I shares, respectively, through December 31, 2013, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.

Principal Investment Strategies

Comment #5

Please ensure that the description of Principal Investment Strategies included in the summary is a summary, and that the description included in the statutory prospectus is more detailed.

Response #5

The Principal Investment Strategies descriptions included in the summary and the statutory prospectus have been revised in response to your comment. Please see the revised disclosure from the summary below:

Principal Investment Strategies.  The Fund’s Advisor seeks to achieve the Fund’s objective by investing in indexed investments and cash positions.  Indexed investments include exchange traded funds (“ETFs”) and indexed based mutual funds or other investment companies (collectively, “Indexed Investments”).  Cash positions include highly liquid investments such as money market mutual funds that are generally convertible into cash (“Cash Positions”).

The goal of the strategy is to seek long term capital appreciation while keeping a focus on capital preservation and risk control.     The Fund’s investment strategy is deeply rooted in the belief that, for long term investment success, it is more important to avoid major market declines than it is to stay fully invested. The Fund can be up to 100% invested in Indexed Investments (primarily ETFs) that are broadly diversified across equity and fixed income asset classes or sectors.  The portfolio consists of more than ten equity models covering different equity asset classes (i.e. Large Cap Value, Mid Cap Value, Mid Cap Core, Small Cap Growth, Small Cap Value, etc.) or equity sectors (i.e. Utilities).  The fixed income model within the strategy when invested typically owns indexed investments that track the 20+ year U.S. Treasury Bond Index, which provides long maturity and diversified exposure to the 20+ year maturities in the U.S. Treasury Bond market.   The Fund can also invest up to 100% in Cash Positions when the proprietary computer models indicate that the market price trends are negative or market risk is too high. All investment decisions are made based on proprietary computer models.  The computer models are based on price trends and other technical factors.  The investment process adheres to the trading signal output by our computer models, which eliminates making human emotional trading decisions.

The Advisor uses computer models to analyze a proprietary blend of technical patterns (i.e. trend analysis and moving average) and momentum indicators (market indicators such as rate of change that provide an indication of the underlying strength or weakness of the markets  in order to determine if the underlying asset class is considered to be safe for investment).  The binary models (‘On – invested’ or ‘Off – not invested held in money market’) determine either to invest or not to invest in a particular asset class/sector.  If the models determine not to invest, that portion of the Fund’s portfolio remains in a Cash Position.

The decisions for allocating the Fund’s assets are based upon the Advisor’s quantitative investment models and the proprietary factors that the Advisor builds into its models.  The individual security selection criteria are as follows: (a) correlation to the underlining index or sector with which we are seeking exposure (lowest tracking error) (b) underlying ETF costs; (c) liquidity; and (d) quality of the ETF sponsor.

The Advisor’s sell discipline is two-fold.  The Advisor’s models analyze market trends on a daily basis based on technical patterns and momentum indicators, and if the Advisor’s models uncover negative trends signaling risks are too high, a sell signal is indicated.  In addition, each model within the strategy maintains ‘stop loss’ orders that are evaluated at the end of each business day for possible execution the following day to help further mitigate risk.

Below please find the revised disclosure from the statutory prospectus:

Principal Investment Strategies. The Fund’s investment adviser seeks to achieve the Funds objective by investing in indexed investments and cash positions.  Indexed investments include exchange traded funds (“ETFs”) and indexed based mutual funds or other investment companies (collectively, “Indexed Investments”).  Cash positions include highly liquid investments such as money market mutual funds that are generally convertible into cash (“Cash Positions”).

The goal of the strategy is to seek long term capital appreciation while keeping a focus on capital preservation and risk control.   The Fund’s investment strategy is deeply rooted in the belief that, for long term investment success, it is more important to avoid major market declines than it is to stay fully invested. The Fund can be up to 100% invested in Indexed Investments (primarily ETFs) that are broadly diversified across equity and fixed income asset classes or sectors.  The fixed income model within the strategy when invested typically owns indexed investments that track the 20+ year U.S. Treasury Bond Index, which provides long maturity and diversified exposure to the 20+ year maturities in the U.S. Treasury Bond market.   The Fund can also invest up to 100% in Cash Positions when the proprietary computer models indicate that the market price trends are negative or market risk is too high. All investment decisions are made based on proprietary computer models.  The computer models are based on price trends and other technical factors.  The investment process is disciplined to the computer model output and this helps to avoid human emotional decision making in the Fund’s investment approach.

To participate in markets and market sectors when the models indicate purchase signals, the Fund portfolio managers utilize a pre-determined and systematic approach to position sizes and weights. The computer models do not systematically determine the position sizes but our portfolio management approach to security weights has been systematically designed and optimized over years of active management and research.  The typical initial position size is 15% but may range from 10 to 25% as a general guideline in each underlying security. The Portfolio Managers reserve the discretionary ability to invest less if they choose. As such, when the Fund is fully invested in the capital markets, it will typically have approximately 6 to 8 individual ETF holdings in addition to a Cash Position.  The tactical investment philosophy of the Advisor creates a blend of underlying investments that can range between 0% invested (100% money market) to 100% invested (0% money market) or any point in between.

The universe of ETFs in which the Fund may invest includes all ETFs in the marketplace for the asset classes and sectors for which the Advisor has developed models. Currently there are 12 individual models that comprise the overall strategy.  Each binary model (binary models are one of two things: ‘On’ meaning buy/hold or ‘Off’ meaning sell) covers a separate asset class or sector of the marketplace and each model operates autonomously from the others.  If new models are developed, the universe of investments could expand. Conversely, if the Advisor determines to terminate one or more of the models, the overall universe of underlying Fund investments can contract.  Accordingly, the investment universe is subject to change and is under constant evaluation by the investment team.

The below grid provides a summary of the current asset classes and sectors for which the Advisor has developed models and that comprise the current investment universe for the Fund:

Investment Style
Asset Class	Growth	Blend	Value
Large Cap	N/A	Large Cap Blend (2 Models)	Large Cap Value
Mid Cap	N/A	Mid Cap Blend	Mid Cap Value
Small Cap	Small Cap Growth	Small Cap Blend	Small Cap Value
Specific Sector	Technology	N/A	Financials Utilities
International	N/A	N/A	N/A
Long Term Gov’t Bonds	20+ Year U.S. Treasuries	N/A	N/A

The Advisor uses computer models to analyze a proprietary blend of technical patterns (i.e. trend analysis and moving average) and momentum indicators (market indicators such as rate of change that provide an indication of the underlying strength or weakness of the markets ) in order to determine if the underlying asset class is considered to be safe for investment.  The binary models determine either to invest or not to invest in a particular asset class/sector.  If the models determine not to invest, that portion of the Fund’s portfolio remains in a Cash Position.  The decisions for allocating the Fund’s assets are based upon the Advisor’s quantitative investment models and the proprietary factors that the Advisor builds into its models.  The individual security selection criteria are as follows: (a) correlation to the underlining index or sector with which we are seeking exposure (lowest tracking error); (b) underlying ETF costs; (c) liquidity; and (d) quality of the ETF sponsor.

The Advisor’s sell discipline is two-fold.  The Advisor’s models analyze market trends on a daily basis based on technical patterns and momentum indicators, and if the Advisor’s models uncover negative trends signaling risks are too high, a sell signal is indicated.  In addition, each model within the strategy maintains ‘stop loss’ orders that are evaluated at the end of each business day for possible execution the following day to help further mitigate risk.

Comment #6

The Principal Investment Strategies description states that the goal of the strategy is to seek to provide competitive, “equity-like” investment returns. What does “equity-like” mean?

Response #6

This term has been deleted in response to your comment. The section now states that “[t]he goal of the strategy is to seek long term capital appreciation while keeping a focus on capital preservation and risk control.”

Comment #7

Please include any quality and maturity requirements for the Fund’s fixed income investments.

Response #7

The fixed income model within the strategy will typically own indexed investments that track the long term maturity (20+ years) U.S. Treasury Bond market which provides long maturity and diversified exposure to the U.S. Treasury Bond market.  Please see the revised disclosure below:

The fixed income model within the strategy when invested typically owns indexed investments that track the 20+ year U.S. Treasury Bond Index, which provides long maturity and diversified exposure to the 20+ year maturities in the U.S. Treasury Bond market.

Comment #8

The Principal Investment Strategies description states that “no shorting, leverage, or derivatives are utilized.” Does this statement apply to the ETFs in which the Fund will invest as well?

Response #8

The statement to which you are referring has been removed in response to your comment. The Fund does not intend to use shorting, leverage, or derivatives, but the Advisor cannot be entirely certain that the ETFs in which the Fund will invest will adhere to the same policy, as they may utilize swap contracts and other strategies within their investment approach.

Comment #9

The Principal Investment Strategies description states that “[t]he Fund can also invest up to 100% in Cash Positions when the proprietary computer models indicate that the market price trends are negative or market risk is too high.” Is this describing a temporary defensive position, or the general investment strategy? If this is generally true, how is it compatible with the Fund’s name and the requirement that the Fund be at least 80% invested in equities at all times?

Response #9

The statement to which you referred is describing the general investment strategy of the Fund. As discussed above, the name of the Fund has been changed to remove the word “Equity.”

Comment #10

The Principal Investment Strategies description states that the “Advisor’s models analyze the market trends on a daily basis based on technical patterns and momentum indicators.” Please define the terms “technical patterns” and “momentum indicators,” or provide examples.

Response #10

“Technical patterns” refers to trend analysis that provides an indication of the underlying strength or weakness of the markets or a securities advance or decline. Please see the revised disclosure below:

The Advisor uses computer models to analyze a proprietary blend of technical patterns (i.e. trend analysis and moving average) and momentum indicators (market indicators such as rate of change that provide an indication of the underlying strength or weakness of the markets ) in order to determine if the underlying asset class is considered to be safe for investment.

Comment #11

Who is the developer and/or proprietor of the models referred to in the prospectus?

Response #11

The Advisor is the developer and proprietor of the models referred to in the prospectus.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Comment #12

Please clarify the following:

1.

Can the Fund invest less than 15% in an ETF?

2.

Does the computer model determine allocation among ETFs or is it manual?

3.

Is the Fund either 100% in ETFs or 100% in cash, or is it a blend?

Response #12

1.

The disclosure has been revised to state that “Typically initial positions sizes range from 10 to 25% as a general guideline in each underlying security, but the Advisor reserves the discretionary ability to invest less if it chooses.”

2.

The following disclosure has been added to clarify the fact that the computer model alone does not determine allocation among ETFs: “To participate in markets and market sectors when the models indicate purchase signals, the Fund portfolio managers utilize a pre-determined and systematic approach to position sizes and weights. The computer models do not systematically determine the position sizes but our portfolio management approach to security weights has been systematically designed and optimized over years of active management and research.  The typical initial position size is 15% but may range from 10 to 25% as a general guideline in each underlying security. The Portfolio Managers reserve the discretionary ability to invest less if they choose.”

3.

The following disclosure has been added to clarify the Fund’s investment strategy: “The tactical investment philosophy of the Advisor creates a blend of underlying investments that can range between 0% invested (100% money market) to 100% invested (0% money market) or any point in between.”

Comment #13

The Principal Investment Strategies description states that the “Fund typically initiates position sizes of 15% to 20%,” but also states that when the Fund is fully invested, it will typically have between 6-8 individual ETF holdings. This seems inconsistent.

Response #13

The disclosure has been revised in response to your comment. Please see the revised disclosure below:

The typical initial position size is 15% but may range from 10 to 25% as a general guideline in each underlying security. The Portfolio Managers reserve the discretionary ability to invest less if they choose. As such, when the Fund is fully invested in the capital markets, it will typically have approximately 6 to 8 individual ETF holdings in addition to a Cash Position.

Comment #14

Please explain the term “binary model.”

Response #14

“Binary models” are one of two things: ‘On’ meaning buy or ‘Off’ meaning sell. The disclosure has been revised in response to your comment. Please see the revised disclosure below:

Each binary model (binary models are one of two things: ‘On’ meaning buy or ‘Off’ meaning sell) covers a separate asset class or sector of the marketplace and each model operates autonomously from the others.

Comment #15

Please explain the table included in this section.  It seems to imply that the Fund will not make any international investments.  Is this correct?

Response #15

The table and preceding paragraph have been revised in response to your comment to include column headings and additional clarifications. It is correct that at the current time there are no models and no international investments within the investment strategy, although such models or investments could be added in the future.  Please see the revised disclosure below:

The below grid provides a summary of the current asset classes and sectors for which the Advisor has developed models and that comprise the current investment universe for the Fund:

Investment Style
Asset Class	Growth	Blend	Value
Large Cap	N/A	Large Cap Blend (2 Models)	Large Cap Value
Mid Cap	N/A	Mid Cap Blend	Mid Cap Value
Small Cap	Small Cap Growth	Small Cap Blend	Small Cap Value
Specific Sector	Technology	N/A	Financials Utilities
International	N/A	N/A	N/A
Long Term Gov’t Bonds	20+ Yr Treasuries	N/A	N/A

Comment #16

Please explain the term “momentum” as used in describing market indicators in the Principal Investment Strategies section of the Prospectus.

Response #16

The disclosure has been revised in response to your comment in order to explain the meaning of the term “momentum.” Please see Response #10 above.

Management of the Fund

The Advisor

Comment #17

Given that the Advisor’s investment strategy is systematic, please justify your 0.85% fee.

Response #17

Although the investment models are “systematic,” the investment process, portfolio management process, trading process, and the maintenance and development of new models inside of the strategy are very labor intensive.  Each day, the Advisor’s investment team must accumulate and load relevant market and asset class data into its models and analyze the output while also verifying the output.  Once the models have provided a buy or sell signal, the investment team must effectively implement the trades, which requires expertise and time.

On an ongoing basis, the quantitative investment process requires analysis of the existing models to ensure their continued effectiveness along with the research, code writing, and backtesting of data.  At the same the time, the Advisor is constantly researching and backtesting new asset class models for potential addition to its strategy. Additionally, the Fund’s portfolio managers work to establish a predetermined and systematic approach to position sizes and weights.  The computer models do not systematically determine the position sizes. Our portfolio management approach to security weights has been systematically designed and optimized over years of active management and research and this approach has to be continually verified and researched to determine its suitability.  The typical initial position size is 15% but may range from 10 to 25% as a general guideline in each underlying security. The portfolio managers reserve the discretionary ability to invest less if they choose and can utilize their subjective discretion in determining portfolio weights for the security as a percentage of the overall portfolio.

In summary, although the daily output from the models is generally systematic, the ongoing research, trading, model maintenance, code writing and model development processes require significant and unique skills and costs. Additionally, the Fund’s portfolio managers are actively involved in determining position sizes and weights.

Related Performance Information of the Advisor

Comment #18

Please explain what no action letter you are relying on in order to include the related performance information for the Advisor.

Response #18

The Fund bases the inclusion in its prospectus of the Braver Tactical Opportunity Composite on the precedent provided in Nicholas-Applegate Mutual Funds (“Nicholas-Applegate”), SEC No-Action Letter (August 6, 1996). A key factor in granting no-action relief in Nicholas-Applegate was that the non-investment company private accounts, the performance history of which was being used to construct a composite for use in the prospectus of a registered investment company, were managed with investment objectives, policies, and strategies substantially similar to those employed in managing the investment company. Here, the investment objectives, policies and strategies of the Braver Tactical Opportunity Fund are substantially similar to those employed in managing the private accounts which comprise the Braver Tactical Opportunity Composite included in the Prospectus.

Of course, the private accounts included in the Braver Tactical Opportunity Composite do not have investment objectives, policies, and strategies labeled in an equivalent manner to those of a registered investment company like the Braver Tactical Opportunity Fund. The crucial fact which makes the difference in form acceptable is that, in substance, the investment management program embodied in the investment objectives, policies and strategies of the Braver Tactical Opportunity Fund is substantially similar to the investment management program of the private accounts comprising the Braver Tactical Opportunity Composite.

Comment #19

Please confirm that the policies and strategies of the accounts making of the Composite are substantially similar to those of the Fund and that management of the accounts would not have been substantially different if they had been subject to the 1940 Act. Add disclosure in the prospectus in bold type to this effect.

Response #19

The Advisor confirms that although there are minor differences between the accounts and the Fund, their policies and strategies are substantially similar and that the management of the accounts comprising the Composite would not have been substantially different had they been subject to the 1940 Act. Additional disclosure has been included in the Prospectus stating:

Although there are minor differences between the accounts comprising the Tactical Equity Opportunity Composite and the Fund, the investment policies and strategies of the Fund and the accounts are substantially similar and the management of the accounts comprising the Composite would not have been substantially different if they had been subject to the requirements of the 1940 Act.”

Comment #20

In the third paragraph in the Related Performance Information of the Advisor section of the Prospectus, please confirm if the actual fees charged to accounts includes sales loads, if any.  Also confirm that the performance is in fact net of all actual fees charged the accounts comprising the Composite.

Response #20

We confirm that there are no sales loads.  We also confirm that the Composite performance is net of fees, which include any/all “bundled fees” (wrap accounts) and asset management fees.

Comment #21

Disclose that “GIPS” is different from the standardized SEC method of presentation.

Response #21

The following statement has been added to the prospectus under the heading “Related Performance Information of the Advisor”:

The GIPS method of computing performance is different from the standard SEC method of computing performance.

Comment #22

The disclosure currently states that the composite was created in 2004. Please provide a more precise date.

Response #22

The statement has been revised to disclose that the composite was created on January 1, 1986 with GIPS compliance beginning on January 1, 2004.

Comment #23

The prospectus currently states that the fund may reject or limit specific purchase requests. Please explain this in greater detail. Please describe the grounds for such rejection, or provide examples of instances in which purchase requests will be rejected or limited.

Response #23

There are no set criteria that the Advisor must follow in making a determination to reject or limit specific purchase requests. Rather, the Advisor will be responsible for monitoring and evaluating the account activity of its shareholders and making a determination as to whether there may be abusive short term trading and to determine an appropriate response.  The Advisor believes that specific, set criteria can be worked around by those who want to game the system.  Because there are no set criteria for determining abusive trading (e.g., that X number of round-trips in Y days equals abusive short-term trading), and because the Advisor must consider the totality of the circumstances in making a decision to reject or limit specific purchase requests, we are unable to provide specific examples of instances in which the Advisor would make a decision to reject or limit a purchase request.  See response to Comment #25 below.

Comment #24

Currently the third and fifth bullet points under the heading “Tools to Combat Frequent Transactions” seem to be repetitive. Please revise.

Response #24

The fifth bullet point has been deleted in its entirety in response to your comment.

Comment #25

The prospectus refers to the Fund’s Market Timing Trading Policy. Please describe the Market Timing Trading Policy and explain where a shareholder could find a copy of such policy.

Response #25

The Fund’s market timing policy is included in the Trust’s Compliance Manual. This actual policy is not currently available to investors in the Fund. The policy generally provides that the Fund will monitor account transaction activity in an attempt to detect market timing activity, and the Advisor will then determine if the transactions are excessive or suspicious and will instruct the Transfer Agent/Administrator to take action accordingly.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #26

If securities are listed in the Statement of Additional Information but not in the Prospectus, please confirm that they are not a part of the principal investment strategy of the Fund and also do not use “boiler plate” disclosure.

Response #26

We confirm that securities listed in the SAI but in the Prospectus will not be a principal strategy of the Fund.

Comment #27

Please reconcile the inclusion of a risk factor describing “Borrowing” with the statement in the prospectus that the Fund will not use leverage.

Response #27

The “Borrowing” risk factor has been deleted in response to your comment. The Fund will not borrow or use leverage.

Comment #28

Please reconcile the inclusion of a risk factor describing “Options Transactions” with the statement in the prospectus that the Fund will not engage in derivatives transactions.

Response #28

The statement in the prospectus that the Fund will not engage in derivatives transactions has been removed in response to your comment.

Comment #29

Please confirm that the language included in the “Other Investment Companies” risk factor is correct.

Response #29

The Advisor confirms that the language included in the “Other Investment Companies” risk factor is correct.

Comment #30

Please consider revising the discussion of non-fundamental investment restrictions applicable to the Fund to disclose that the Fund is a “fund-of-funds.”

Response #30

In response to your comment, the Fund’s non-fundamental restriction regarding investment companies has been revised.  Please revised restriction below:

The Fund may:

1.

Invest in securities of other investment companies to the fullest extent permitted under the 1940 Act or the rules thereunder.

The Fund may not:

1.

Invest 15% or more of the value of its net assets, computed at the time of investment, in illiquid securities.  Illiquid securities are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days.  Illiquid securities may include restricted securities not determined by the Board of Trustees to be liquid, non-negotiable time deposits, over-the-counter options and repurchase agreements providing for settlement in more than seven days after notice.

 The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum